                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                     For the month of November 2007 (No. 2)

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On November 6, 2007, the Registrant announced its financial results for the nine and three months ended September 30, 2007 and on November 7, 2007 issued unaudited condensed interim consolidated financial statements as of September
30, 2007 and for the nine and three months periods then ended .Attached hereto are the following exhibits:

     Exhibit 99.1   Registrant's unaudited condensed interim consolidated
                    financial statements as of September 30, 2007 and for the
                    nine and three months periods then ended.

     Exhibit 99.2   Management's Discussion and Analysis of Financial Condition
                    and Results of Operations

     This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into (1) all effective registration statements filed by us under the
Securities Act of 1933 and (2) Registration Statement No. 333-140174 on Form
F-3.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TOWER SEMICONDUCTOR LTD.

Date: November 7, 2007                               By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretar